Exhibit 99.1

Hi everyone,

My name is Michael Jerch and I am a Specialist here at Masterworks.

I am pleased to announce our newest offering, a painting by the hugely influential abstract expressionist artist, Helen Frankenthaler. In April 2022, the Kunsthalle Krems in Austria and the Museum Folkwang in Essen, Germany co-organized a solo exhibition titled “Helen Frankenthaler: Painterly Constellations,” which features 74 works and will run through March 2023. In recent years, the artist has seen significant increases in prices realized at auction and eight of her top ten auction records have been set in the previous two years.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 120 examples of Frankenthaler’s works from around the world, many of which are priced in excess of $2 million. Of these examples, this is the fourth we have selected to be offered on the Masterworks platform.

The offering is entitled “xBxrxixdxex’xsx xDxoxoxrx” and was completed by the artist in 1967. The Painting is an example of Helen Frankenthaler’s mature abstract practice, which experimented with material and emphasized color, bridging the gap between Abstract Expressionism and Color Field Painting. The year prior to the Painting’s creation, Frankenthaler was selected to represent the United States at the Venice Biennale, along with Ellsworth Kelly, Roy Lichtenstein and Jules Olitsky.

As of December 2022, examples similar in period, scale and composition to the Painting have achieved prices at auction in excess of $2.5 million. These include: “Head of the Meadow” (1967), which sold for $3 million in an online sale through Phillips in July of 2020, “Yellow Crater” (1963-64), which sold for $2.8 million at Christie’s, New York in November of 2022, and “Yellow Canyon” (1968), which sold for $2.7 million at Sotheby’s, New York in May of 2022.

Between December 2010 to November 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 14.4%.